Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and Company Secretariat Services; Specialising in Company Secretary Services for Foreign Companies Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street MW
Washington DC 20549
USA

03037717

SUPPL

19 November 2003

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

Please find enclosed copy of announcement regarding a change in the directorate.

Yours faithfully

Simon Kennedy

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

dlw 12/1

SEC MAIL RECEIVED PROCESSING
NOV 26 2003
WASH. D.C.

M:\Data\Clients\[illegible]\Impala 2003\General\SEC 191103.doc

Press releases | News release

Les Paton appointed Implats Executive Director

28 August 2003
246/03/im

Impala Platinum Holdings Limited (Implats), has announced the appointment of Les Paton as Executive Director.

Les joined the group in February 1975 as a Geologist. He has served the group in various exploration and operations geology roles until his appointment Assistant Consulting Geologist in July 1987. Les was appointed Consulting Geologist in September 1990 and Senior Consulting Geologist in August 2000.

He also represents Implats on the Boards of Zimplats, Makwiro Platinum Mines, Mimosa Mine, Aquarius (SA) and Two Rivers Platinum.

Ticker symbols:
JSE: Imp
LSE: Ipla
ADRS: Impuy

www.implats.co.za

Queries:
Cathie Markus
+27 11 481 3925
+27 82 441 7166

investor@implats.co.za